January 7, 2025

Shawn Muneio
Chief Executive Officer
Bequest Bonds I, Inc.
2 N Tamiami Trail, Suite 101
Sarasota, FL 34236

       Re: Bequest Bonds I, Inc.
           Offering Statement on Form 1-A
           Post-Qualification Amendment No. 1
           Filed December 19, 2024
           File No. 024-12498
Dear Shawn Muneio:

       We have reviewed your amendment and have the following comments.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

Post-Qualification Amendment No. 1 to Form 1-A filed December 19, 2024
Cover Page

1. Please state the volume for each of the Class A, B, C, and D Bonds that you intend to qualify in this offering here and elsewhere as appropriate. See Rule 253(b)(4) of
       Regulation A.
Exhibits

2.     Please file an independent auditor consent as an exhibit to your filing.
3. We note that Exhibit 12.1 is marked as a legal opinion but appears to be a qualification request. Please file a legal opinion with your filing. General

4. Please confirm whether any sales have been made under your offering since its initial qualification, such that would warrant updating of your disclosure in Parts I and Part
       II of your Form 1-A.
 January 7, 2025
Page 2

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Isabel Rivera at 202-551-3518 or Brigitte Lippmann at 202-551-3713
with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Real
Estate & Construction
cc:   Brian T. Gallagher, Esq.